UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45502

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __1/01/2022__ AND ENDING __12/31/2022__
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: HP Securities Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1515 SW 5th Ave- Suite 606
(No. and Street)

Portland   OR   97201
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Hans Powers   (503)719-4681   hans@hp-securities.com
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Spicer Jeffries LLP
(Name – If individual, state last, first, and middle name)

4601 DTC Blvd- Suite 700   Denver   CO   80237
(Address)   (City)   (State)   (Zip Code)

10/20/03   349
(Date of Registration with PCAOB)(If applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Hans Powers _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of HP Securities Inc. _____, as of 12/31 _____, 2022___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



OFFICIAL STAMP
KYLE WAYNE KEPHART
NOTARY PUBLIC - OREGON
COMMISSION NO. 1020676
MY COMMISSION EXPIRES JANUARY 18, 2026

Signature: _____

Title: _____
CFO/FINOP

_____
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

HP SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED **DECEMBER 31, 2022**

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**.

HP SECURITIES, INC.

CONTENTS



SPICER JEFFRIES LLP
Certified Public Accountants

4601 DTC BLVD, SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
HP Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of HP Securities, Inc. (the "Company") as of December 31, 2022 and the related notes (collectively referred to as the "financial statements"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial condition of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Spicer Jeffries LLP

We have served as HP Securities' auditor since 2017.

Denver, Colorado
March 23, 2023

HP SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITIONS
DECEMBER 31, 2022

ASSETS

Cash	$	8,593
Securities		4,000
Securities-Warrants		223
		12,816

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:

Accounts payable and accrued expenses	623
Total liabilities	**623**

SHAREHOLDERS' EQUITY (Note 2):

Common stock, no par value; 1,000 shares authorized;	
200 shares issued and outstanding	7,500
Additional paid-in capital	51,913
Deficit as of December 31, 2022	(47,220)
Total shareholder's equity	12,193
	$ 12,816

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

The Company was incorporated in the state of Oregon in December 1992 and is registered as a broker-dealer in securities with the Securities and Exchange Commission. The Company is engaged primarily the sale of securities

Agreement with Clearing Broker

On February 28, 2018, the Company terminated its clearing agreement with its clearing broker. Before the clearing agreement was terminated, the Company, under Rule 15c3-3(k)(2)(ii), was exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission.

Subsequent to the termination of the clearing agreement, the Company does not carry or clear customer accounts, and has limited its activities solely to in effecting securities transactions via subscriptions in best efforts underwriting or via private placement and referring securities transactions to other broker-dealers. The Company no longer relies on the exemptions to Rule 15c3-3 of the Securities and Exchange Commission under guidance from the SEC included in Footnote 74 to the Adopting Release for the Rule 17a-5 amendments. We will file an exemption report under the guidance included in Footnote 74 and the Frequently Asked Questions Concerning the July 30, 2013 Amendments to the Broker-Dealer Financial Reporting Rule (Question 8).

Statement of Cash Flows

For purposes of cash flows, the Company considers money market funds with a maturity of three months or less to be cash equivalents.

Securities

The Company values its securities with Accounting Standards Codification ("ASC") 820- *Fair Value Measurements.* Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in developing pricing models of the asset or liability based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on inputs as follows:

HP SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

Level 1- Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company may independently verify. Valuation adjustments and blockage discounts are not applied to Level 1 securities. These valuations are based on quoted prices that are readily and regularly available in an active market. Therefore, the valuation of these securities does not entail a significant degree of judgement.

Level 2- Valuations are based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3- Valuations are based on inputs that are unobservable and significant to the overall fair value measurement. Therefore, the valuation of these securities does entail a significant degree of judgement.

The Company values its investments in securities that are freely tradeable and are listed on a national securities exchange or report on the NASDAQ national market at their last sales price of the last business day of the year.

Many over-the-counter (OTC) contracts have bid and ask prices that can be observed in the marketplace. For securities whose inputs were based on bid-ask prices, the Company's policy for securities traded in the OTC markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price. The Company considered its investments to be Level 2 securities as they are in thinly traded markets.

Revenue Recognition

The Company's main source of revenue is advisory fees for independent advice on Mergers & Acquisitions services and Placement of private equity capital.

The Company recognizes revenue in accordance with the core principle of ASU 2014-19 by utilizing the following five steps: (i) identify the contract(s) with the customer, (ii) identify the various performance obligation(s) in the contract, (iii) booking of the retainer fees contractually due of the customer, (iv) determine success fee, if any, in view of the fulfillment of the various performance obligations(s) in the contract, and (v) recognize revenue as the performance obligations(s) are satisfied.

When contracts include performance obligations that are completed over time, revenues will be earned ratably over the time period of the performance obligation. Performance obligations may include contingencies that must be satisfied, revenue will be earned once the contingencies have been satisfied.

Income Taxes

The financial statements do not include a provision for income taxes because the Company has elected to be taxed as an S Corporation and, accordingly, the Company is not a taxable entity and its owners are taxed on their respective share of the Company's earnings.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The

HP SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

Company is not subject to income tax return examinations by major taxing authorities for years before 2019. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2021.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2022, the Company had net capital and net capital requirements of $7,970 and $5,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.08 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND CONTINGENCIES

The Company's financial instruments, including cash, receivables, payables and accrued expenses, are carried at amounts which approximate fair value.

NOTE 4 – SUSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

HP SECURITIES, INC.

COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2022

CREDIT:

Shareholders' equity	$	12,193

DEBITS:

Commissions receivable	0
Non-marketable securities	4,223
Total debits	4,223

NET CAPITAL 7,970

Minimum requirements of 6-2/3% of aggregate indebtedness of
$623 or $5,000, whichever is greater   5,000

Excess net capital	$	2,970

AGGREGATE INDEBTEDNESS:

Commissions payable		0
Accounts payable and accrued expenses	$	623
Lease liability in excess of right of use asset		-

TOTAL AGGREGATE INDEBTEDNESS	$	623

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.08



SPICER JEFFRIES LLP

Certified Public Accountants

4601 DTC BLVD, SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of
HP Securities, Inc.

We have reviewed management's statements, included in the accompanying management statement regarding compliance with Rule 15c3-3 exemption report, in which (1) HP Securities, Inc. (the "Company") identified the provisions of Footnote 74 under which the Company is not required to claim an exemption from 17 C.F.R. 240.15c3-3 and (2) the Company stated that the Company met the identified provisions of Footnote 74 throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with Footnote 74 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of SEC Release 34-70073.

Spicer Jeffries LLP

Denver, Colorado
March 23, 2023

HP SECURITIES, INC.

EXEMPTION REPORT
HP Securities Inc.'s Exemption Report

HP Securities Inc.(the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to:(1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) referring securities transactions to other broker-dealers. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recentfiscal year without exception.

HP Securities Inc.

I, Hans Powers, swear (or affirm) that, to my best knowledge and belief, this ExemptionReport is true and correct.



Hans Powers- FINOP